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                       CONFIDENTIAL TREATMENT FROM THE SEC



                                    Exhibit E
                         Pricing and Pricing Principles

                                      V 3.0


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

Document Information

  Project Manager:                Gil Tal

  Customer Project                Na'ama Halperin
  Manager:

  Prepared by:

  Document Version No. :

  Preparation Date:


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
TABLE OF CONTENTS
   1.      GENERAL.......................................................................................   4
   2.      THE TARGET PRICE AND TERMS OF PAYMENT.........................................................   5
   2.1.    TARGET PRICE AMOUNT...........................................................................   5
   2.2.    TARGET PRICE COMPONENTS.......................................................................   5
   2.3.    RIGHT TO USE..................................................................................   5
   2.4.    QUARTERLY PAYMENTS............................................................................   6
   2.4.1.     PAYMENT OF INVOICES........................................................................   7
   2.5.    INVOICING METHOD..............................................................................   8
   2.5.1.     QUARTERLY PAYMENT DIVIDED INTO 5 INVOICES..................................................   8
   2.5.2.     CURRENCY...................................................................................   8
   3.      PRICE IMPLICATIONS OF CHANGES.................................................................  10
   3.1.    AGREED PRINCIPLES.............................................................................  10
   3.2.    BANK OF WORK HOURS............................................................................  10
   3.3.    ADD-ON ASSETS.................................................................................  13
   4.      PRICING ADJUSTMENT............................................................................  15
   4.1.    CURRENCY ADJUSTMENT...........................................................................  15
   4.2.    PAYMENTS DEDUCTION............................................................................
   5.      MINIMUM PAYMENT PERIOD........................................................................  18
   6.      TRANSITION AND STABILIZATION FEES.............................................................  19
   6.1.    GAP UPGRADES PROJECTS.........................................................................  19
   6.2.    EXHIBIT D PROJECTS............................................................................  20
   7.      TERMINATION...................................................................................  21
   7.1.    REFRESHED ASSETS, NEW CUSTOMER EMPLOYEE
             ASSETS AND LEASED ADD ON ASSETS......... ...................................................
   7.2.    GENERAL SETUP COSTS...........................................................................
   7.3.    EARLY TERMINATION COMPENSATION................................................................  32
   8.      CONTRACT EXPIRATION...........................................................................
   9.      TAXATION......................................................................................  33
   9.1.    WITHHOLDING TAX...............................................................................  33
   9.2.    VAT PAYMENTS FOR EQUIPMENT OUTSIDE ISRAEL.....................................................  33
   9.3.    TAXATION UPON EXPIRATION OR TERMINATION OF THE CONTRACT.......................................  34
   APPENDIX A: BANDWIDTH PRICING AND CAPACITY CALCULATIONS/ EXAMPLES.....................................  36
   APPENDIX B: TECHNOLOGY GAPS UPGRADES PROJECTS.........................................................  45
   APPENDIX C: FINANCIAL RECORDS MANAGEMENT..............................................................  49
   APPENDIX D:...........................................................................................  51
   LIST OF FIVE GROUPS OF CUSTOMER SITES.................................................................  51


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1.  GENERAL

This Exhibit E (the "EXHIBIT") is attached to the Services Agreement for HP-OMS Operations Services (the "SERVICES AGREEMENT") dated as _____________ by and between HP-OMS and Customer.

Capitalized terms not otherwise defined herein shall have the meaning specified in the Services Agreement and in the exhibits attached hereto to which this document is attached as Exhibit E. This Exhibit sets forth the pricing and pricing principles regarding HP-OMS's provision of the Services to Tecnomatix ("CUSTOMER").


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2.  THE TARGET PRICE AND TERMS OF PAYMENT

2.1.  TARGET PRICE AMOUNT

The annual Target Price payable by Customer to HP-OMS during each [**] period of the Term of the Services Agreement is [**] U.S Dollars.

Said annual Target Price will be based on the actual number of Customer Employees as of the Commencement Date. Within fifteen (15) working days of the Commencement Date Customer shall notify HP-OMS in writing of the number of Customer Employees on the Commencement Date (the "INITIAL EMPLOYEE NUMBER"). The annual Target Price will be adjusted according to the mechanism described in Appendix A herein.

2.2.  SERVICES COMPONENTS

The Target Price constitutes payment for the following services:

      (a) Transition and Stabilization Projects (as detailed in Exhibit D) except for Gap Upgrade projects (as detailed in Exhibit D and Exhibit E Appendix C herein)

      (b) Services, Hardware and Software delivery (as detailed in the Services Agreement and all of its Exhibits).


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
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2.3.  RIGHT TO USE

In order to allow HP-OMS to provide the Services under the Services Agreement, the Customer shall grant HP-OMS the right to use (the "RIGHT TO USE") the Hardware and Software owned, leased and/or licensed by Customer, as applicable, immediately prior to the Commencement Date (the "RIGHT TO USE ASSETS") until their full amortization in the Customer's books. HP-OMS will pay Customer for the said Right to Use, a one time fee which will be as follows:

      (a) a sum of [**]

      (b) payable within ten (10) calendar days from the Commencement Date against one invoice to be issued in Israel by the Customer.

      (c) HP-OMS shall add Israeli VAT to said amount against invoice ("HESHBONIT MASS") to be issued by Customer. The VAT amount shall be paid by HP-OMS to Customer seven days before Customer has to pay the VAT amount to the VAT authorities.

HP-OMS will use said Right to Use Assets solely for the provision of the Services under the Services Agreement and its Exhibits. The Right to Use shall terminate automatically in the event of early termination or expiration of the Services Agreement for any reason whatsoever (including, without limitation, termination for convenience by Customer or by HP-OMS, termination for cause by either Customer or HP-OMS).

2.4.  QUARTERLY PAYMENTS

HP-OMS will invoice Customer for the Target Price on a quarterly basis by invoicing one-fourth (1/4) of the annual Target Price, as adjusted from time to time in accordance with this Exhibit E (the "QUARTERLY PAYMENT"), not earlier than on the first day of the first month of the applicable calendar quarter.


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

2.4.1.  PAYMENT OF INVOICES

Customer shall pay the Quarterly Payment within forty-five (45) days from the invoice date (e.g. invoice on February 28, payment due on April 15).

            Customer shall add to all payments due from it to HP-OMS pursuant to this Agreement, if made in arrears, interest at the rate of [**], computed from the period commencing as of their payment due date until actual payment thereof in full.

            The above notwithstanding, Customer will be exempt from said interest payments to the extent that the total number of days for any part of the outstanding payments in arrears throughout the Initial Term of this agreement is less than 45 calendar days and a separate count for the Extended Term shall apply. In case however that payment in arrears is less then 25% of the total outstanding amount then an additional period of fourteen (14) days of non interest accrual and payment will be added to said forty five (45) calendar days

Examples:

        o Customer exceeds for the first time the payment due date by 6 days: no interest will be paid by Customer and the number of allowed arrears days will be reduced by 6 days and will be set to 39 days.

        o Customer exceeds the payment due date by 7 days and the number of allowed arrears days is 4: Customer will pay interest only for 3 days (according to the interest set above).


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

2.5.  INVOICING METHOD

2.5.1.  QUARTERLY PAYMENT DIVIDED INTO 10 INVOICES

In accordance with the Services Agreement, Section 10.1 (TARGET PRICE AND BANK OF WORK HOURS INVOICING AND PAYMENT), for each quarterly payment of the Target Price, HP-OMS shall deliver to Customer ten (10) invoices (equal, in the aggregate, to the applicable Quarterly Payment of the Target Price), each such invoice in an amount equal to a fraction of the Quarterly Payment of the Target Price, the numerator of which shall be the then current aggregate number of Customer Employees within each of the applicable ten (10) groups of Customer Sites listed in Appendix E herein (none of the groups being in the U.S.A), and the denominator of which shall be the total number of Customer Employees. The sum of all Customer Employees in the ten (10) groups shall equal the total number of Customer Employees. Customer shall provide HP-OMS the number of Customer Employees in each group no later than the beginning of each applicable quarter in the Term.

2.5.2.  PAYMENTS AND COLLECTION OF 10 INVOICES

It is the Customer responsibility to perform the collection of the Quarterly Payment from all the entities to which HP-OMS has issued an invoice, in accordance with Section 2.4.1 (PAYMENT OF INVOICES) herein. In case one or more of the entities has failed to pay to HP-OMS said payments (fully or partly), Customer shall pay such outstanding amounts. Delays in the Quarterly Payment for any reason whatsoever are subject to section 2.4.1 herein.


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                                  ("CUSTOMER")

For the avoidance of doubt, in case any of the entities to whom HP-OMS has issued an invoice in accordance with Section 2.5.1 fails to pay said outstanding amount or a part of it, and Customer also fails to pay on their behalf, HP-OMS shall notify Customer of such failure. Customer will have fourteen (14) business days from such notice to pay any unpaid amount. Failure to pay any unpaid amount fourteen (14) business days after such notice will be considered a breach by Customer, subject to Sections 10.5 (ESCROW OF DISPUTED AMOUNTS) and 20.4 (TERMINATION FOR CAUSE BY HP-OMS) of the Services Agreement.

2.5.3.  CURRENCY

Each of the ten (10) quarterly invoices referenced above shall be issued in local currencies according to Appendix E herein. Invoices which will not be issued in US Dollar will be converted from US Dollars to the local currency, corresponding to the applicable group of Customer Sites listed in Appendix E below, by multiplying the original US dollar amount by the Euro/US Dollar Ratio, Yen/US Dollar Ratio, Singapore Dollar/US Dollar Ratio or the US Dollar/NIS Exchange Rate (each as applicable and as defined in section 4.1 herein) plus an additional twenty-five one hundredths of a percent (0.25%). The exchange rates/ratios defined above will be those published by the Bank of Israel for the last business day prior to the date that such invoice is issued.


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

3.  PRICE IMPLICATIONS OF CHANGES

3.1.  AGREED PRINCIPLES

  (a) The Target Price will be adjusted according to changes in the number of Customer Employees, as specified in Appendix A to this Exhibit.

  (b) "Customer Employees" has the meaning ascribed to such term in Section 1.13 of the Services Agreement .

3.2.  BANK OF WORK HOURS

  (a) As requested by Customer, HP-OMS will provide on-call services (outside the General Services Window) at Bank of Work Hours rates, in accordance with Exhibit C, Section 3.4 (ON-CALL SERVICE OUTSIDE THE GENERAL SERVICE WINDOW).

  (b) HP-OMS will provide IMAC services at Bank of Work Hours rates, in accordance with Exhibit B, Section 6.13 (INSTALL, MOVE ADD OR CHANGE)

  (c) HP-OMS will provide projects, which will be provided in less ten 50 hours, at Bank of Work Hours rates.

  (d) The Customer may purchase "Bank of Work Hours", for the above, according to the following criteria:


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

o Minimum number of hours for any single purchase order to be used only in the Israel Customer Site: five hundred (500) hours

o Minimum number of hours for any single purchase order to be used only in sites outside of Israel: five hundred (500) hours

o   Price per hour:

       o  For services provided in Israel:

          Flat rate of $[**] per hour.

          The above price does not include VAT

       o  For services provided outside Israel:

          Flat rate of $[**]per hour.

          The above price does not include VAT

    (e) HP-OMS will invoice Customer immediately upon purchasing Bank of Work Hours package at the applicable Bank of Work Hours rates. Customer shall pay invoices within sixty (60) days from the end of the month of the invoice date.


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    (f)     HP-OMS shall deliver, for Customer approval, at the end of each month a detailed list of the actual working hours performed during the previous month. Following Customer approval of such list HP-OMS shall deduct the approved hours from the Bank of Work Hours balance.

    (g)     Customer may use the Bank of Work Hours with no time limitation.

    (h)     Customer may purchase Bank of Work Hours as often as required.

(i) As part of the Services Agreement and at no additional charge, HP-OMS will provide the Customer with a one time Bank of Work Hours package as follows:

            o  [**] Bank of Work Hours for the Israel Customer Site

            o [**] Bank of Work Hours for Customer Sites located outside of Israel sites

3.3.  MCC ON CALL SERVICES

    (j) As requested by Customer, HP-OMS will provide MCC on-call services (outside the General Services Window), in accordance with Exhibit C,
            Section 3.2 (MCC SERVICE WINDOW).

    (k) The Customer will pay for the on-call service [**] USD [**] per month.


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

    (l) HP-OMS will charge the Customer with [**] USD [**] per hour, with a minimum charge of 2 hours per call.

    (m) HP-OMS will invoice the Customer at the end of the quarter according to the hourly on call usage at the applicable quarter. Such invoice is subject to Customer prior approval of a detailed list of hours delivered.

Customer shall pay invoices within sixty (60) days from the end of the month of the invoice date.

3.4.  ADD-ON ASSETS

      Without derogating from HP-OMS' obligations under the Services Agreement, including without limitation, with respect to the Technology Refresh Program, Customer may, in its discretion, purchase or lease new Hardware and/or Software, as part of Purchased/Leased Add-On Assets, from HP-OMS at a discount off of HP-OMS' then current local Internet website price list, as follows:

o On HP-branded personal computers, laptops, software, printers, personal digital assistants, hubs and switches, the discount will be at least [**]% off the Internet list price.

o On HP UNIX servers, operating systems and HP data storage systems and their components, the discount will be at least [**]% off the Internet list price.

o On HP brand Software sold by HP the discount will be at least [**]% off the Internet list price


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                                  ("CUSTOMER")

3.5. LEASING PROCESS BY 3RD PARTY

HP-OMS shall not use the services of any third party (except for HP-OMS' Affiliates) for leasing the Refreshed Assets without the prior written approval of Customer.


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

4.  PRICING ADJUSTMENT

4.1.  CURRENCY ADJUSTMENT

  (A)     DEFINITIONS

EURO REFERENCE CURRENCY RATIO - means the Euro/US Dollar Ratio (as defined below) as of the Commencement Date

YEN REFERENCE CURRENCY RATIO - means the Yen/US Dollar Ratio (as defined below) as of the Commencement Date

The Euro Reference Currency Ratio and the Yen Reference Currency Ratio will be used to calculate the quarterly currency adjustment of the Quarterly Payment.

PUBLISHED EURO RATIO - means the Euro/US Dollar Ratio as of the day prior to the last day of the applicable quarter.

PUBLISHED YEN RATIO - means the Yen/US Dollar Ratio as of the day prior to the last day of the applicable quarter.

EURO/US DOLLAR RATIO - means the (i) Euro/NIS Exchange Rate, divided by (ii) the US Dollar/NIS Exchange Rate.

US DOLLAR/NIS EXCHANGE RATE - means the representative rate of exchange of the US Dollar to the NIS as published by the Bank of Israel for the applicable date (in case the applicable date is not a date for which the Bank of Israel publishes an exchange rate, then the last exchange rate published by the Bank of Israel prior to such date).

YEN/US DOLLAR RATIO - means the (i) Yen/NIS Exchange Rate, divided by (ii) the US Dollar/NIS Exchange Rate.


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

SINGAPORE DOLLAR/US DOLLAR RATIO - means the (i) Singapore Dollar/NIS Exchange Rate, divided by (ii) the US Dollar/NIS Exchange Rate.

    (b) HP-OMS shall adjust the Target Price on a quarterly basis (I.E., every 3-months) one day before the end of the applicable calendar quarter (i.e, at March 30th) according to the currency adjustment formula described below:

REVISED TARGET PRICE = TARGET PRICE IN US$ * 0.5 + TARGET PRICE IN US$ * 0.4 * (RATIO BETWEEN THE EURO REFERENCE CURRENCY RATIO AND PUBLISHED EURO RATIO) + TARGET PRICE IN US$ * 0.1* (RATIO BETWEEN THE YEN REFERENCE CURRENCY RATIO AND PUBLISHED YEN RATIO)

BOTH EXAMPLES:

TARGET PRICE = US $7M

On the Commencement Date, the EURO REFERENCE CURRENCY RATIO is: 0.95Euro/1US$ = 0.95

On the Commencement Date, the YEN REFERENCE CURRENCY RATIO is: 120Yen/1US$ = 120


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

EXAMPLE 1:

On 30.12.03 the PUBLISHED EURO RATIO is: 0.90Euro/1US$ = 0.9

On 30.12.03 the PUBLISHED YEN RATIO is: 110Yen/1US$ = 110


THE ADJUSTED TARGET PRICE FOR Q4/03 (31.12.03) WILL BE:

(7*0.5)+(7*0.4*0.95/0.9)+(7*0.1*120/110)= US $7.21M



EXAMPLE 2:

On 29.6.04 the PUBLISHED EURO RATIO is: 1.05Euro/1US$ = 1.05

On 29.6.04 the PUBLISHED YEN RATIO is: 125Yen/1US$ = 125



THE ADJUSTED TARGET PRICE FOR Q2/04 (30.6.04) WILL BE:

(7*0.5)+(7*0.4*0.95/1.05)+( 7*0.1*120/125)= $ US6.705M


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                                  ("CUSTOMER")

5.  MINIMUM PAYMENT PERIOD -

(a) During the first twelve (12) months following the Commencement Date (the "MINIMUM PAYMENT PERIOD"), the parties agree that no reduction to the Target Price will occur (i.e., Customer shall pay the Target Price identified in Section 2.1 (TARGET PRICE AMOUNT) for the first twelve (12) months of the Services Agreement, regardless of a change in number of Customer Employees). During the six (6) months following said initial twelve (12) month period the Target Price will be calculated according to Appendix A herein with the following exception: in case of a decrease in the number of Customer Employees upon such calculation, the minimum Customer Employees number (to be used for purposes of reducing the Target Price) will be 625.

(b) During the Minimum Payment Period HP-OMS shall not reduce the agreed
Services.

(c) After the Minimum Payment Period any increase or decrease in the scope of Services will be handled according to Appendix A to this Exhibit (except as stated in Section 5(a) above).


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

6.  TRANSITION AND STABILIZATION FEES

6.1.  GAPS UPGRADES PROJECTS.

(a) The Gaps Upgrades projects described in Appendix C below ("GAPS UPGRADES PROJECTS") are intended, among other things, to complete technology gaps in Customer's infrastructure, in the absence of which certain operating activities may be affected.

(b) Such projects will address, for example, infrastructure investment in the areas of backup, passive infrastructure, network connectivity and Antivirus, all in accordance with Exhibit D to the Services Agreement.

(c) If immediately prior to the Commencement Date any workstation used by Customer, which, in Customer's discretion, requires antivirus software or lacks such anti-virus software, Customer shall be responsible for purchasing such additional license. For the avoidance of doubt, Customer shall not be responsible for purchasing such additional license where a workstation has an antivirus software license which simply does not conform to the requirements or policies of HP-OMS.

(d) Implementation of the Gaps Upgrades Projects requires that Customer pay a one-time project charge of [**] US dollars (US $[**]) plus VAT at the invoice date (see gaps details Appendix C), in addition to the Target Price (the "GAPS UPGRADES PROJECT CHARGE"). The Customer will pay an additional amount for Gap Upgrade Projects required for USDATA offices according to a proposal that will be submitted by HP-OMS. In any case, the cost of Gap Upgrades Projects required for USDATA offices will not exceed [**] USD ($[**]).


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

(e) HP-OMS shall invoice the Customer for the Gaps Upgrades Project Charge in two (2) separate installments as follows: (i) 50% to be invoiced on the Commencement Date, and (ii) 50% to be invoiced upon Customer's Acceptance and written approval confirming finalization of all the Gaps Upgrades Projects.

(f) Payment terms are sixty (60) days following the last day of the month in which HP-OMS' invoices for the Gaps Upgrades Project Charge are received by Customer.

(g) The parties acknowledge that the Gaps Upgrades Projects, when completed, will bring Customer to a technology level sufficient to enable HP-OMS to meet the Service Levels. Accordingly, if it is determined that additional technology gaps exist beyond those listed in Appendix C, which prevent HP-OMS from meeting the Service Levels, HP-OMS shall perform such additional technology gaps projects without additional charge to Customer.

6.2.  TRANSITION AND STABILIZATION (EXHIBIT D) PROJECTS

Except with respect to the Gaps Upgrades Projects, the Target Price includes all fees and costs in connection with all the projects to be performed by HP-OMS during the Transition Phase, as described in Exhibit D.


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

7.  TERMINATION

In the event of termination of the Services Agreement for any reason whatsoever HP-OMS shall transfer to Customer and Customer shall purchase from HP-OMS the Refreshed Assets, New Customer Employees Assets, Transition Project Assets and Leased Add-On Assets (together in this Section the "ASSETS") in accordance with the terms detailed herein.

7.1.  REFRESHED ASSETS

   (a)  GENERAL

        HP-OMS shall transfer to Customer ownership of the Refreshed Assets in any case of expiration or termination immediately upon payment completion by the Customer where payment is required, as set out in this
        Section 7.1.

   (b)  TERMINATION FOR CAUSE BY HP-OMS.

        (i) Consideration

        The amount to be paid by the Customer, in case of early termination of the Services Agreement for cause by HP-OMS, in accordance with Section
        20.4 (TERMINATION FOR CAUSE BY HP-OMS), for such Refreshed Assets shall be the Net Book Value of such Refreshed Assets as of the effective date of such termination (the "TERMINATION DATE"), calculated according to the rules set out in Appendix D herein.


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

        (ii) Payment Terms

        The Customer will pay the whole amount due for the Refreshed Assets (as set out in subsection 7.1(b)(i) above) within sixty (60) days from such Termination Date. If after the sixty (60) day period Customer fails to pay all said outstanding amount, HP-OMS will so notify Customer in writing, and Customer will have another fourteen (14) days to complete such payment. Failure by Customer to pay such outstanding amounts shall constitute a material breach of the Services Agreement by Customer.

   (c)  ALL OTHER TERMINATION EVENTS

        (i) Consideration

        The amount to be paid by Customer, in case of early termination of the Services Agreement by any of the parties and for any other reason (except for termination for cause by HP-OMS which is dealt with in Section (b) above and expiration which is dealt with under Section (d) below) for such Refreshed Assets, shall be the Net Book Value of such Refreshed Assets, calculated according to the rules set in Appendix D herein.

        (ii) Payment Terms

        Customer shall have the right to choose, in Customer's sole discretion, between two payments options: (A) pay the whole sum sixty (60) days from such Termination Date; or (B) pay to HP-OMS for such Refreshed Assets under a Capital Lease Payment Mechanism (as defined in section 7.5). The process for choosing between the foregoing payment options is defined in section 7.5 herein.


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   (d)  EXPIRATION

        Customer will not pay any amount for the transfer of ownership of the Refreshed Assets, in case of expiration of the Services Agreement at the expiration of the Initial Term or Extended Term (as the case may be).

7.2.  NEW CUSTOMER EMPLOYEE ASSETS

   (a)  GENERAL

        HP-OMS shall transfer to Customer ownership of the New Customer Employee Assets in any case of expiration or termination immediately upon payment completion by the Customer, as set out in this Section 7.2.

   (b) TERMINATION FOR CAUSE BY HP-OMS

        (i) Consideration

        The amount to be paid by the Customer, in case of early termination of the Services Agreement for cause by HP-OMS, in accordance with Section
        20.4 (TERMINATION FOR CAUSE BY HP-OMS), or upon expiration of the Services Agreement at the expiration of the Initial Term or Extended Term (as the case may be), for such New Customer Employee Assets shall be the Net Book Value of such New Customer Employee Assets as of such termination or expiration date, calculated according to the rules set out in Appendix D herein.


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        (ii) Payment Terms

        The Customer will pay the whole amount due for the New Customer Employee Assets (as set out in subsection 7.2(b)(i) above) within sixty (60) days from such termination or expiration date. If after the sixty (60) day period Customer fails to pay all said outstanding amount, HP-OMS will so notify Customer in writing and Customer will have another fourteen (14) days to complete such payment. Failure by Customer to pay such outstanding amounts shall constitute a material breach of the Services Agreement by Customer.

   (c)  ALL OTHER TERMINATION EVENTS

        (i) Consideration

        The amount to be paid by Customer, in case of early termination of the Services Agreement by any of the parties and for any other reason (except for termination for cause by HP-OMS and expiration which are dealt with in Section 7.2(b) above) for such New Customer Employee Assets shall be the Net Book Value of such New Customer Employee Assets as of such Termination Date, calculated according to the rules set in Appendix D herein.

        (ii) Payment Terms

        Customer shall have the right to choose, in Customer's sole discretion, between two payments options: the Customer can either (A) pay the whole sum sixty (60) days from such Termination Date, or (B) pay HP-OMS for such Refreshed Assets under a Capital Lease Payment Mechanism (as defined below). The process for choosing between the foregoing payment options is defined in section 7.5 herein.


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7.3.  LEASED ADD-ON ASSETS

   (a)  GENERAL

        HP-OMS shall transfer to Customer ownership of the Leased Add-on Assets in any case of termination by any party and for any reason whatsoever or expiration immediately upon payment completion by the Customer, as set out in this Section 7.3.

   (b)  ALL TERMINATION EVENTS

        (i) Consideration

        The amount to be paid by Customer, in case of early termination of the Services Agreement by any of the parties and for any other reason, for such Leased Add-on Assets shall be the Net Book Value of such Leased Add-on Assets as of such Termination Date, calculated according to the rules set in Appendix D herein.

   (d)
        (ii) Payment Terms

        Customer shall have the right choose, in Customer's sole discretion, between two payments options: the Customer can either (A) pay the whole sum within sixty (60) days from such Termination Date, or (B) pay HP-OMS for such Leased Add-on Assets under a Capital Lease Payment Mechanism (as defined below). The process for choosing between the foregoing payment options is defined in section 7.5 herein.


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7.4.  TRANSITION PROJECT ASSETS

   (a)  GENERAL

        HP-OMS shall transfer to Customer ownership of the Transition Project Assets (including but not limited to the MCC General Setup Assets) in any case of termination or expiration immediately upon payment completion by the Customer where payment is required, as set out in this
        Section 7.4.

    (b) TERMINATION FOR CAUSE BY HP-OMS AND TERMINATION FOR CONVENIENCE BY CUSTOMER

        (i) Consideration

        In the event of early termination by Customer for Convenience, in accordance with Section 20.5 (TERMINATION FOR CONVENIENCE) or early termination by HP-OMS for cause, in accordance with Section 20.4 (TERMINATION FOR CAUSE BY HP-OMS), of the Services Agreement, the Customer will have to pay only for the MCC General Setup Cost (out of the Transition Project Assets), as follows:

        The amount to be paid by the Customer, in such cases of early termination of the Services Agreement, shall be the MCC General Setup Cost as detailed in Appendix F (GENERAL MCC SETUP COST) herein, the value of which as of such Termination Date shall be calculated according to the rules set out in Appendix D (Financial Records Management) herein The Customer shall not pay for the transfer of ownership of any of the Transition Project Assets, except for the MCC General Setup Assets, as detailed above.


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        (ii) Payment Terms

        The Customer will pay the whole amount due for the MCC General Setup Cost (as set out in subsection 7.4(b)(i) above) within sixty (60) days from such Termination Date. If after the sixty (60) day period Customer fails to pay all said outstanding amount, HP-OMS will so notify Customer in writing and Customer will have another fourteen (14) days to complete such payment. Failure by Customer to pay such outstanding amounts shall constitute a material breach of the Services Agreement by Customer.

   (c)  TERMINATION FOR FORCE MAJUER

        (i) Consideration

        In the event of Termination by Customer due to Force Majuer Event as defined in Section 21.6 (FORCE MAJEUR), of the Services Agreement, the Customer will have to pay only for fifty percent (50%) of the MCC General Setup Cost (out of the Transition Project Assets), as follows:

        The amount to be paid by the Customer, in such cases of early termination of the Services Agreement, shall be fifty percent (50%0 of the MCC General Setup Cost as detailed in Appendix F (GENERAL MCC SETUP
        COST) herein, the value of which as of such Termination Date shall be calculated according to the rules set out in Appendix D (Financial Records Management) herein The Customer shall not pay for the transfer of ownership of any of the Transition Project Assets, except for the MCC General Setup Assets, as detailed above.


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   (d)  (ii) Payment Terms

        The Customer will pay the whole amount due for the MCC General Setup Cost (as set out in subsection 7.4(b)(i) above) within sixty (60) days from such Termination Date. If after the sixty (60) day period Customer fails to pay all said outstanding amount, HP-OMS will so notify Customer in writing and Customer will have another fourteen (14) days to complete such payment. Failure by Customer to pay such outstanding amounts shall constitute a material breach of the Services Agreement by Customer.

   (e)  ALL OTHER TERMINATION EVENTS

        In any case of early termination of the Services Agreement by any of the parties and for any other reason (except for termination for cause by HP-OMS and termination for convenience by Customer, which are dealt with under Section 7.4(b) above), Customer will not pay any amount for the transfer of ownership of the Transition Project Assets (including for the MCC General Setup Assets).

   (f)  EXPIRATION

        Customer will not pay any amount, for any of the Transition Project Assets (including the MCC General Setup Assets) in case of expiration of the Initial Term or the Extended Term.


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7.5.  CHOICE PROCESS

    7.5.1.  GENERAL

        If Customer wishes to utilize the Capital Lease Payment Mechanism option marked "(B)" in Sections 7.1 (c) (ii), 7.2 (c) (ii), or 7.3 (c) (ii) above, HP-OMS undertakes to provide Customer with a proposal for a Capital Lease Payment Mechanism, the terms and conditions for which will be in accordance with those offered in similar transactions between HP Financial Services and its other customers at the time of the Agreement termination, within fifteen (15) working days from Customer's written notification thereof to HP-OMS. Customer shall notify HP-OMS within sixty (60) working days from Customer's receipt of HP-OMS' proposal as to which payment option (under Sections 7.1 (c) (ii), 7.2 (c) (ii), or
        7.3 (c) (ii) above) Customer has chosen. Option A - Lump Sum Payment

        If option (A) above is chosen and after the sixty (60) day period (referred to under Sections 7.1 (c) (ii), 7.2 (c) (ii), or 7.3 (c) (ii) above) Customer fails to pay all said outstanding amount, HP-OMS will so notify Customer in writing and Customer will have another fourteen (14) days to complete such payment. Failure by Customer to pay such outstanding amounts shall constitute a material breach of the Services Agreement by Customer.


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7.5.2.  OPTION B - CAPITAL LEASE

        If option (B) above is chosen the rules set forth below will apply.

7.5.2.1.  CAPITAL LEASE DEFINITIONS

    (i) "CAPITAL LEASE PAYMENT MECHANISM" in this Schedule shall mean a mechanism by which the ownership of the applicable Assets is transferred to the Customer upon termination and the Customer pays to HP-OMS for such applicable Assets the Capital Lease Payment Sum (as defined below), payment to be made via equal quarterly or monthly installments over a lease period which will agreed upon in the lease contract between the parties.

    (ii) "CAPITAL LEASE PAYMENT SUM" shall mean the sum of the Net Book Value of the applicable Assets on the Termination Date calculated according to the rules set in Appendix D herein PLUS the Total Interest.

    (iii) "TOTAL INTEREST" shall mean the aggregate interest for the entire lease period. The interest per each month or quarter shall be calculated according to the annual interest rate determined by good faith negotiation between the Customer and HP Financial Services, but not more than the interest rate that HP Financial Services charges for similar transactions at the time of the termination (e.g., the factors for the determination of such interest rate shall be based on the lease period, Customer's credit rating and the then applicable market interest rate).


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    For the avoidance of doubt, the Customer and HP-OMS hereby agree that, as all such Assets mentioned above in this Section 7 are a critical element of Customer's ongoing operations, the following shall apply: During the Term or upon termination or expiration of the Services Agreement for any reason whatsoever, HP-OMS shall not remove any of the Assets from the Customer's premises without the Customer's prior written approval. No dispute of any kind or type whatsoever between HP-OMS and the Customer will affect or derogate from the Customer's ability and right to have physical possession of the Assets and the right to have such Assets transferred to the Customer in accordance with the terms detailed herein above and without derogating from the above, until such dispute is resolved in accordance with the Services Agreement, all the Assets shall remain in the physical possession of the Customer. HP-OMS hereby waives any right it may have under law, contract or otherwise to take physical possession of any of the Assets due to any reason whatsoever including due to any dispute, debts, moneys due or any other allegations of breach or termination of the Services Agreement. In accordance with the above principles, upon termination or expiration of the Services Agreement for any reason whatsoever, all the Assets will be immediately and unconditionally transferred to the Customer from HP-OMS and HP-OMS shall not remove any of the Assets from the Customers premises without the Customer's prior written permission to do so.


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7.6.  EARLY TERMINATION COMPENSATION

"EARLY TERMINATION COMPENSATION" is the total amount payable by the Customer to HP-OMS in order to compensate HP-OMS for the fact that the Services Agreement has been terminated before the expiration of the Initial Term. Customer undertakes to pay HP-OMS, in each case of such early termination as per section 7 above, the compensation amounts in accordance with the Termination Compensation Table below.

TERMINATION COMPENSATION TABLE (payments are in U.S Dollars):
[**]


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8.  TAXATION

8.1.  WITHHOLDING TAX

Any withholding tax applicable under the law of the countries to which each of the 10 invoices will be issued according to Appendix E herein will be borne and paid by HP-OMS. Accordingly, any withholding tax which applies to Customer and Customer Affiliates under the local law of each such entity paying HP-OMS in accordance with Section 2.5.1 (QUARTERLY PAYMENT DIVIDED INTO 10 INVOICES) shall be deducted from the portion of the Quarterly Payments payable by the paying entity, and Customer undertakes to promptly provide HP-OMS with a certificate evidencing such payment of local withholding tax, which shall enable HP-OMS to receive a corresponding tax credit.

8.2   VAT IN ISRAEL

With respect to any invoice between Israeli entities, value-added tax, according to Israeli law, shall be added by Customer to the Target Price payable by the Israeli Customer Affiliate against an Israeli VAT invoice ("HESHBONIT MAS") issued by HP-OMS.

8.3   VAT PAYMENTS FOR ASSETS OUTSIDE ISRAEL

Value-added tax (VAT) for which Customer Affiliate will be able to receive a refund with respect to any Assets provided by HP-OMS to a Customer Affiliate in the various countries (except Israel) in which Customer and its Affiliates operate shall be borne and paid by Customer. In case Customer will not succeed to receive such refund, HP-OMS will use its best commercial efforts to receive the refund. In case neither Customer nor HP-OMS will be able to receive such refund, the parties will negotiate in good faith to find a solution. If the parties fail to reach an agreement, the Customer will have the right to purchase the assets and deduct the purchase amount from the Target Price. Such purchase is subject to HP-OMS prior written approval of the price.


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8.4   CUSTOMS DUTIES AND OTHER LEVIES AND TAXES FOR ASSETS OUTSIDE ISRAEL

Customs duties and all other levies and taxes payments (excluding VAT which is refundable to the Customer and withholding Tax) imposed on the Assets and Services in the various countries (except for Israel) in which Customer and Customer Affiliates operate - shall be paid by Customer. Such customs duties and all other levies and taxes payments will be deducted from the Quarterly Payments of the entity which made the payment. Customer undertakes to promptly provide HP-OMS with a certificate for such Customs duties payments and all other levies and taxes payments.


8.5     TAXATION UPON EXPIRATION OR TERMINATION OF THE SERVICES AGREEMENT

Upon termination or expiration of the Services Agreement as per section 7 of this Exhibit:

8.5.1 If Customer elects to lease the Assets from HP-OMS (or a party designated by HP-OMS) under the Capital Lease Payment Mechanism set out in Section 7.5.3 (OPTION B - CAPITAL LEASE), value added tax, purchase tax, or similar taxes or levies imposed on the lease shall be added by Customer to the lease amount;

8.5.2   If Customer elects to purchase said Assets in a lump sum, asset out in
        Section 7.5.2 (OPTION A - LUMP SUM PAYMENT), Value Added Tax, purchase tax, or similar taxes or levies imposed on the purchase shall be added by Customer to the purchase price set out in Section 7 above.


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8.5.3   In either case, whether Customer elects the Capital Lease Payment
        Mechanism or the lump sum payment mechanism, and where the applicable transaction is between Israeli entities value added tax according to applicable law shall be added by Customer to the lease amount/price payable by the Israeli Customer entity against Israeli VAT invoice (HESHBONIT MAS) issued by HP-OMS.

8.5.4 In case Customer elects the lump sum payment mechanism, if withholding tax is refundable to HP-OMS or (or to the party designated by HP-OMS to sell or lease the Assets, as applicable) such withholding tax will be borne and paid by HP-OMS or its affiliates.

8.5.5 In case Customer elects the Capital lease mechanism, If withholding Tax is refundable to HP-OMS (or to the party designated by HP-OMS to lease the Assets, as applicable), HP-OMS will do its best commercial efforts to reduce the capital lease amount by such withholding Tax.


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APPENDIX A: BANDWIDTH PRICING AND CAPACITY CALCULATIONS/ EXAMPLES

This Appendix A is the sole basis for any change to the Target Price due to changes to the number of Customer Employees:

1.  BANDWIDTH PRICING

Changes to the Target Price will be calculated using the Bandwidth Pricing model described below:

  1.1.  CUSTOMER EMPLOYEE INCREASE/DECREASE:

  In case of changes in Customer Employees (according to the Calculation Rules below), the following shall apply:

      o  Increase and decrease calculation will maintain reciprocity concept;
      o The reduction in the Target Price shall not reflect reduction of Customer Employees below 590
      o  Customer Employee head count will be split into 2 categories:

            o Category 1: Up to (and including) the INITIAL CUSTOMER EMPLOYEE NUMBER
            o  Category 2: Above the INITIAL CUSTOMER EMPLOYEE NUMBER

      o The new Target Price will be calculated on the basis of the following formula for Category 1 (up to and including) the INITIAL CUSTOMER EMPLOYEE NUMBER):

            NT = OT - (CT X 0.8) IN CASE OF DECREASE IN HEAD COUNT NT = OT + (CT X 0.8) IN CASE OF INCREASE IN HEAD COUNT


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      o  The new Target Price will be calculated on the basis of the following formula for Category 2 (above INITIAL CUSTOMER EMPLOYEE NUMBER):

            NT = OT - CT  IN CASE OF DECREASE IN HEAD COUNT
            NT = OT + CT  IN CASE OF INCREASE IN HEAD COUNT

      DEFINITIONS:

            NT = New Target Price for the remaining contract years/months of the Initial Term.

            OT = Original Target Price of the Service Agreement for the remaining contract years/months of The Initial Term

      o CT = Change in Target Price due to changes in Customer head count; CT will be calculated on the basis of the following formula:

            CT = ORIGINAL TARGET PRICE (SEE SECTION 3.2 ABOVE)/INITIAL EMPLOYEE NUMBER*(NUMBER OF INCREASE OR DECREASE OF CUSTOMER HEAD COUNT)

o   CALCULATION RULES:

      i. Change in Customer Employee head count will be reviewed by the parties every quarter after the Minimum Payment Period.

      ii. If the number of Customer Employees increases or decreases by at least ten (10) persons compared to the number of Customer Employees in effect at the same time that the Target Price was last established, then as of the beginning of the next quarter, the New Target Price
          (NT) will be updated according to the change.


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         Note: for the purposes of these Examples: the Initial Customer Employee
         Number used is 700, and the NT used is 7,000.

      o  Example 1 (Increase of 12 Customer Employees above 700):

            On 1.1.2003 Customer has 700 Employees. Between 1.1.2003 and
            31.3.2003 the Customer adds 12 Employees. The calculation of the adjustment to the Target Price will be as follows (in thousands of US$):
            NT = 7,000 + 7,000/700*12 = 7,120
            The new Target Price will be effective from the beginning of the next quarter - 1.4.2003.

      o Example 2 (Decrease of less than 10 Customer Employees from the last review):

            On 1.4.2003 Customer has 712 Employees. Between 1.4.2003 and
            30.6.2003 the Customer reduces the number of Customer Employees by 8 persons. The calculation of the adjustment to the Target Price will be as follows (in thousands of US$):

            NT = 7,120 (No change in Target Price as change in Customer Employees is less than 10)

      o Example 3 (Combination of Customer Employee decrease - From a number above 700 to a new number below 700):

            On 1.7.2003 Customer has 704 Customer Employees. During 1.7.2003 and
            30.9.2003 the Customer reduces the number of Customer Employees by 14 persons. The calculation of the adjustment to the Target Price will be as follows (in thousands of US$):

            NT = 7,120 - 7,000/700*12 - 7,000/700*10*0.8 = 6,920

            The New Target Price will be effective from the beginning of the next quarter - 1.10.2003.


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1.2.    NEW CUSTOMER SITE:

Subject to Section 11.3 (CUSTOMER'S RIGHT TO USE CUSTOMER CONTRACTORS) of the Services Agreement, in the event of additional Customer Sites other than those listed in Exhibit B table 2, the following algorithm will be implemented:

      o Customer may issue a Service Change Request in accordance with Exhibit B section 8 to add a new Customer Site.

      o HP-OMS will submit a proposal for Customer approval that will include the one time setup cost for the new Customer Site(s), if needed

      o  The maximum price for such proposal will be [**] US Dollar

      o In case the invested required for the new site setup will be significant higher then the above maximum price the process will be done by using Change Management process

      o The change to Target Price due to changes in Customer Employee head count will be according to Appendix A Section 1.1 above.

      o Services for the new Customer Site will be according to the Services Agreement.


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1.3.    REMOVAL OF EXISTING CUSTOMER SITE:

Subject to Section 11.3 (CUSTOMER'S RIGHT TO USE THIRD PARTIES CONTRACTORS) of the Services Agreement, in the event of the removal of an existing Customer Site, the following algorithm will be implemented:

      o  Customer may issue a Service Change Request according to Exhibit B section 8 to remove an Existing Customer Site. Customer must notify HP-OMS of Customer's intention to remove an Existing Customer Site at least sixty (60) days in advance.

      o HP-OMS will submit a proposal to the Customer that will include the one-time removal cost of the Customer Site, if needed. HP-OMS's removal costs shall not exceed US $ [**].

      o HP-OMS will use the removed Assets for the sole benefit of the Customer at other Customer Sites.

      o The change to Target Price due to changes in Customer Employee head count will be according to Appendix A Section 1.1 above.

1.4.    INTRODUCING A NEW SYSTEM (ADD-ON ASSETS):

Subject to Section 11.3 (CUSTOMER'S RIGHT TO USE CUSTOMER CONTRACTORS) of the Services Agreement, in the event that the Customer wishes to implement any Add-On Assets (e.g., a new ERP application, technology leap etc...):


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      o  Customer may issue a Service change order according to Exhibit B section 8 for implementation of such new system.

      o The Service change order proposed by HP-OMS shall specify the change in the Target Price and the purchase or lease price of the Add-On Asset.

1.5.    INTRODUCING OR ELIMINATING A SERVICE (BEYOND THE SCOPE OF THE SERVICES):

Subject to Section 11.3 (CUSTOMER'S RIGHT TO USE CUSTOMER CONTRACTORS) of the Services Agreement, in the event that the Customer wishes to implement a new service outside the scope of the Services (e.g., manned phone support company wide, Voice over IP etc...):

      o  Customer may issue a Service change order according to Exhibit B section 8 for implementation or eliminating such service.

      o The Service change order proposed by HP-OMS shall specify the change in the Target Price.


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APPENDIX B: HP-OMS'S TIME AND MATERIALS SERVICE RATES

The prices in Table 3 below will be used to calculate the cost of Service Change Requests as described in Exhibit B, Section 8.

TABLE3: HP-OMS TIME & MATERIALS RATES

                                                          SENIOR
                                                         ENGINEER
                                                         AND UNIX
                              ON-SITE                     SYSTEM     PROJECT
COST PER HOUR IN:            TECHNICIAN     ENGINEER     ENGINEER    MANAGER     OTHER
----------------             ----------     --------     ---------   --------  ----------
ISRAEL                          [**]          [**]         [**]        [**]

ISRAELI WORKER ABROAD (*)       [**]          [**]         [**]        [**]

LOCAL IN USA WEST COAST         [**]          [**]         [**]        [**]

LOCAL IN USA EAST COAST         [**]          [**]         [**]        [**]

LOCAL IN EUROPE                 [**]          [**]         [**]        [**]

LOCAL IN JAPAN                  [**]          [**]         [**]        [**]

LOCAL IN SINGAPORE              [**]          [**]         [**]        [**]

LOCAL IN CHINA                  [**]          [**]         [**]        [**]

LOCAL IN TAIWAN                 [**]          [**]         [**]        [**]



                                       42
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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

                                                          SENIOR
                                                         ENGINEER
                                                         AND UNIX
                              ON-SITE                     SYSTEM     PROJECT
COST PER HOUR IN:            TECHNICIAN     ENGINEER     ENGINEER    MANAGER     OTHER
----------------             ----------     --------     ---------   --------  ----------
LOCAL IN KOREA                  [**]          [**]         [**]        [**]


    ASSUMPTIONS:

    o  Prices are in US $ per hour

    o  Section 10.4 (TAXES) of the Services Agreement shall apply.

    o The sole basis for adjustment of the time and materials rates set out above shall be the currency adjustment mechanism set out in Section 4.1 (CURRENCY ADJUSTMENT) of this Exhibit E.

    o *The time and materials rates for HP-OMS Personnel located in Israel, who are requested by Customer to provide services outside of Israel, do not include flights and hotels which will be borne by Customer according to the applicable travel site/s.

    o Prices are for general working window hours, local time not including holidays and weekends

DESCRIPTION OF LABOR TYPE:

ON-SITE TECHNICIAN (1ST LEVEL SUPPORT):

Basic IT operational skills. Works according to documented routines and procedures. Is able to handle typical problems that cannot be solved remotely by the Service Desk but require local intervention (Break/Fix). Supports central Incident Management from the Service Desk by executing specific tasks as instructed from the Service Desk Engineer. Can carry out hardware installations and installation/configuration of predefined software packages.


                                       43
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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

ENGINEER:

Medium to high IT-operational skills and training level for Microsoft based environments. Able to work independently, self-driven, ability to act as 2nd level IT specialist and to supervise more junior people. Can participate as resource in projects, works on defined tasks under supervision of a Senior Engineer or Project Manager.

SENIOR ENGINEER, UNIX SYSTEM ENGINEER PROGRAMMER:

High operational or technical IT skills - highly trained or experienced within a defined focus area. Acts as 3rd level support and/or able to oversee complex situations and problems. As a consultant, a Senior Engineer will deliver core tasks within medium to large projects maintaining his own planning and timing. Can act as an owner of defined parts of such a project.

PROJECT MANAGER:

Practical knowledge of project management tools and methodologies, skills and experience in managing IT projects. The Project Manager drives medium to large projects and will lead a full project team. He/she will hold overall responsibility for deadlines and financials of the project and be measured on project on-time and on-budget delivery.


                                       44
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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")


APPENDIX C: TECHNOLOGY GAPS UPGRADES PROJECTS

TABLE 4: LIST OF PROJECTS


     #          [**]           TOPIC           [**]          [**]
 ---------   ----------    --------------   -----------    ---------
     1          [**]           Backup          [**]          [**]

     2          [**]           Backup          [**]          [**]

     3          [**]           Backup          [**]          [**]

     4          [**]           Backup          [**]          [**]

     5          [**]           Backup          [**]          [**]

     6          [**]           Backup          [**]          [**]

     7          [**]           Backup          [**]          [**]

     8          [**]           Backup          [**]          [**]

     9          [**]           Backup          [**]          [**]

     10         [**]           Backup          [**]          [**]

     11         [**]           Backup          [**]          [**]

     12         [**]           Backup          [**]          [**]

     13         [**]           Backup          [**]          [**]

     14         [**]           Backup          [**]          [**]


                                       45
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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

     #          [**]           TOPIC           [**]          [**]
 ---------   ----------    --------------   -----------    ---------
     15         [**]           Backup          [**]          [**]

     16         [**]       Computer room       [**]          [**]

     17         [**]       Computer room       [**]          [**]

     18         [**]            N/A            [**]          [**]

     19         [**]            LAN            [**]          [**]

     20         [**]            LAN            [**]          [**]

     21         [**]            LAN            [**]          [**]

     22         [**]          Passive          [**]          [**]
                              Network

     23         [**]          Passive          [**]          [**]
                              Network

     24         [**]          Printer          [**]          [**]

     25         [**]       Server Refresh      [**]          [**]

     26         [**]       Server Refresh      [**]          [**]


                                       46
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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

     #          [**]           TOPIC           [**]          [**]
 ---------   ----------    --------------   -----------    ---------
     27         [**]        Server Room        [**]          [**]
                            Temperature

     28         [**]            UPS            [**]          [**]

     29         [**]            UPS            [**]          [**]

     30         [**]            UPS            [**]          [**]

     31         [**]            UPS            [**]          [**]

     32         [**]            UPS            [**]          [**]

     33         [**]            UPS            [**]          [**]

     34         [**]            UPS            [**]          [**]

     35         [**]            UPS            [**]          [**]

     36         [**]            UPS            [**]          [**]

     37         [**]            UPS            [**]          [**]

     38         [**]            UPS            [**]          [**]

     39         [**]            UPS            [**]          [**]

     40         [**]            UPS            [**]          [**]

                   TOTAL AMOUNT      [**]
--------------------------------------------------------------------------------
TECHNOLOGY GAPS UPGRADES PROJECTS FOR USDATA OFFICES WILL BE PROVIDED BY HP-OMS ACCORDING TO THE STANDARDS DESCRIBED IN EXHIBIT D.


                                       47
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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")


                                       48
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

APPENDIX D:  FINANCIAL RECORDS MANAGEMENT

1.   FINANCIAL RECORDS

  All Assets (i.e. Leased Add-On Assets, Transition Projects Assets, Refreshed Assets, and New Customer Employee Assets) will be recorded in HP-OMS' financial records or it's authorized leasing partner's records according to US Generally Acceptance Accounting Principles (US GAAP).

  All assets will be recoded in separate group of accounts according to the following groups of assets:

            1. Leased Add-On Assets

            2. Transition Projects Assets

            3. Refreshed Assets

            4. New Customer Employee Assets

2.   ACCOUNTING PRINCIPLES

  All Assets will be recorded in HP-OMS' financial records according to their fair market value as of the date HP-OMS delivers (or causes to be delivered) such assets to the applicable Customer Site.

3.   DEPRECIATION METHOD; PERIOD OF DEPRECIATION

  3.1. Subject to Section 3.2 of this Appendix D, all personal equipment Assets (e.g., desktops and laptops) will be depreciated according to the straight line method over a three (3) year period.

  3.2. All servers, Unix computer equipment, computer accessories and other active equipment (e.g. backup systems, network equipment) will be depreciated according to the straight line method over a four (4) year period.


                                       49
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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

  3.3. The General Setup Assets will be depreciated according to the straight line method over a six (6) years period.


                                       50
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

APPENDIX E: LIST OF 12 CUSTOMER ENTITIES TO WHOM HP-OMS WILL PROVIDE INVOICES


The following table details the Customer entities for purposes of dividing the Quarterly Target Price into ten (10) invoices per section 2.5(INVOICING METHOD) herein.

                                                                       Mailing         Currency of
 Invoice #       Entity Name          Office           Country         Address          Invoice
 ---------   -------------------  ---------------  ---------------  ---------------   ---------------
     1         TECNOMATIX LTD.       Herzeliya         ISRAEL         16 HAGALIM           NIS
                                                                        AVENUE
                                                                    HERZLIA, 46733


                  Tecnomatix        Northville;         MI US
              Technologies Inc.
                                    Morgan Hill         CA US

                                    Richardson        Texas US

              Tecnomatix Unicam     Portsmouth          NH US
                     Inc.

     2            TECNOMATIX       Joy en Josses       FRANCE       21 RUE ALBERT         Euro
                   S.A.R.L.           (Paris)                          CALMETTE
                                                                     ESPACE JOUY
                                                                     TECHNOLOGIE
                                                                        78353
                                                                    JOUY-EN-JOSAS
                                                                        CEDEX


              Tecnomatix A.p.S.                        Denmark

                  Tecnomatix         Gutenberg         Sweden
                 Technologies
                  Sweden AB


                                       51
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

                                                                       Mailing         Currency of
 Invoice #       Entity Name          Office           Country         Address          Invoice
 ---------   -------------------  ---------------  ---------------  ---------------   ---------------

     3         NIHON TECNOMATIX        Tokyo            JAPAN          MARUMASU            Yen
                     K.K.                                             KOJIMACHI
                                                                        BLDG.
                                                                     3 KOJIMACHI
                                                                       3-CHOME,
                                                                      CHIYODA-KU
                                                                        TOKYO
                                                                      102-0083T

                                       Seoul            KOREA

     4        TECNOMATIX UNICAM                       SINGAPORE     396 ALEXANDRA       Singapore
               (SINGAPORE) PTE                                            RD             Dollar
                     LTD.                                            #16-01/02 BP
                                                                        TOWER
                                                                      SINGAPORE
                                                                        119954

              Tecnomatix Unicam       Taipei           Taiwan
               Taiwan Co., Ltd

                  Tecnomatix         Shenzhen           China
                 Technologies
                (Shenzhen) Ltd

                                     Shanghais          China

     5        Tecnomatix Europe      Brussels          Belgium                            Euro
                     S.A.

                  Tecnomatix         Enschade      The Netherlands
                  Machining
                Automation B V

     6         Tecnomatix Gmbh     Nue-Isenburg        Germany                            Euro
                                     Stuttgart
                                      Munich
                                    Dueseldorf


                                       52
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

                                                                       Mailing         Currency of
 Invoice #       Entity Name          Office           Country         Address          Invoice
 ---------   -------------------  ---------------  ---------------  ---------------   ---------------
     7            Tecnomatix           Turin            Italy                              Euro
                 Technologies
                Italia S.r.l.
                                       Milan            Italy

     8            Tecnomatix         Solihull            UK                                Euro
              Technologies Ltd.

                                    Leatherhead          UK

     9        Tecnomatix Unicam       Lindau           Germany                             Euro
              Gmbh
                                      Ekental          Germany

     10       Tecnoamtix Unicam       Meylan           France                              Euro
              France S.A.


                                       53
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

                       APPENDIX F: MCC GENERAL SETUP COST

TABLE 5: MCC GENERAL SETUP COST INFORMATION

No             Item                      Total Cost         Remarks
-------------  -----------------------   ---------------    --------------------------
1              MCC General Setup costs

1.1            Monitoring system:                           Including License,
                                                            Hardware and implementation
                 o  [**]

1.2              o  [**]                      [**]          Including License,
                                                            Hardware and implementation

1.3                 [**]                                    Including License,
                                                            Hardware and implementation

2                o  [**]                      [**]          Space, Electricity, Air
                                                            Condition, UPS etc.

               TOTAL                          [**]


                                       54